Vyta Corp
370 17th Street, Suite 3640
Denver, Colorado 80202

June 30, 2008

VIA EDGAR AND FACSIMILE

Ms. Anne Nguyen Parker
Branch Chief
c/o Ms. Laura Nicholson
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 7010
Washington D.C. 20549

Re:	Vyta Corp
Post-Effective Amendment No. 2 on Form S-1 to Registration Statement on Form SB-2
Commission File No. 333-132797

Ladies and Gentlemen:

On behalf of Vyta Corp (the “Company”), this letter is in response to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”) set forth in its letter dated June 27, 2008, relating to the Company’s: (i) Post-Effective Amendment No. 2 on Form S-1 to the Registration Statement on Form SB-2 and (ii) Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2008.  For your convenience, we have set forth a recitation of the Staff’s comment below (in italics), with the Company’s response to such comment directly following the Staff’s comment.

Quarterly Report on Form 10-QSB for the Quarter Ended March 31, 2008

Controls and Procedures, page 3

We note your disclosure that your officers have concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in your periodic SEC fillings and to ensure that information required to be disclosed in your periodic SEC filings is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

In future filings, please expand your disclosure to state, if true, that such officers have also concluded that your disclosure controls and procedures were effective as of the end of the relevant quarter to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  See comment number 4 in our comment letter dated March 12, 2008.

Response.  The Company will comply with this comment with respect to future filings made by the Company pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by disclosing, if true, that our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of the end of the relevant quarter to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

*  *  *  *  *  *  *

This filing is being affected by direct transmission to the Operational EDGAR System of the SEC.  If you have any questions regarding the foregoing or require further information, please contact the undersigned.

Sincerely,
/s/ Paul H. Metzinger
Paul H. Metzinger, President, Chief Executive Officer and acting Chief Financial Officer